SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)
JR SHINJUKU MIRAINA TOWER, 23rd Floor
1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 160-0022, Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             X             Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LINE Corporation (Registrant)

Date: April 26, 2017	By: /s/ In Joon Hwang
(Signature) Name: In Joon Hwang Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

April 26, 2017
Summary of
Consolidated Financial Results
for the Three Months Ended March 31, 2017
<Prepared in Accordance with the International Financial Reporting Standards (“IFRS”)
as issued by the International Accounting Standards Board ( “IASB”)>

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: May 12, 2017
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)
1.	Consolidated financial results for the first three months of 2017 (from January 1, 2017 to March 31, 2017)
(1) Consolidated operating results (cumulative)				(Percentages indicate year-on-year changes.)
	Revenues		Operating income		Profit before income taxes		Profit for the period
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2017	38,916	16.3	4,025	(24.6)	3,566	(13.9)	1,632	–
March 31, 2016	33,456	19.0	5,338	275.0	4,143	249.7	(234)	–

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share	Diluted earnings per share
For the three months ended	Millions of yen	%	Millions of yen	%	Yen	Yen
March 31, 2017	1,437	–	2,799	–	6.58	6.07
March 31, 2016	(122)	–	(713)	–	(0.70)	(0.63)

(2)	Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
March 31, 2017	258,263	165,577	165,178	64.0
December 31, 2016	256,089	161,023	160,834	62.8

2.	Cash dividends
Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2016	–	0.00	–	0.00	0.00
For the year ending December 31, 2017	–
For the year ending December 31, 2017 (Forecast)		–	–	–	–

Note:	Revisions to the cash dividends forecasts most recently announced: None The Company has not yet made a decision regarding the year-end dividend for the year ending December 31, 2017.

3.	Consolidated earnings forecasts for 2017 (from January 1, 2017 to December 31, 2017)
Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes
(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates
a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)
a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)
As of March 31, 2017	218,996,500 shares
As of December 31, 2016	217,775,500 shares
b.	Number of treasury shares at the end of the period
As of March 31, 2017 As of December 31, 2016	- shares - shares
c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)
For the three months ended March 31, 2017 For the three months ended March 31, 2016	218,411,890 shares
1,902,087 shares
Note:
As of December 31, 2015, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the three-month period ended March 31, 2016 was 173,089,913. The combined average number of common shares and class A shares outstanding during the period (cumulative from the beginning of the fiscal year) for the three-month period ended March 31, 2016 was 174,992,000.

* Information regarding the quarterly review procedures

This summary quarterly financial results report is exempt from the quarterly consolidated financial statements review procedures in accordance with the Financial Instruments and Exchange Act.

* Cautionary statement with respect to forward-looking statements, and other information
This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:
i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

* Change in unit of presentation
In 2017, the Group changed the rounding of our financial statements from thousands to millions. Prior periods have been revised to reflect this change in presentation.

1.	Qualitative information regarding financial results for the three months ended March 31, 2017
(1)	Operating results
In the first three months of 2017 (from January 1, 2017 to March 31, 2017), amid continuing uncertainty regarding the economic policies of the new U.S. administration, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from the global economic slowdown. In addition, GDP growth rates in some of the Company’s key countries, including Thailand and Taiwan showed a moderate trend of recovery. In the Japanese economy, although the yen remained strong since the beginning of the year, there were signs of recovery in corporate earnings, moderate improvement in employment rates and personal income levels, and a shift towards recovery in personal spending.
Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).
In this business environment, the Group actively moved forward with the LINE business and portal segment. As of March 31, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 170 million, a year-on-year increase of 12.6%.
* Monthly Active Users (“MAUs”) in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.
Revenues
LINE Business and Portal segment
In communication, a strong performance from New Year’s card stickers that include a gift, which was carried out from the end of 2016 to beginning of 2017, contributed to increased revenues. In content, although we are steadily introducing additional services such as LINE Manga, the LINE Games business provided only a limited contribution to sales due to fewer new title releases. Despite strong performances from some titles such as LINE Brown Farm, content revenue was lower compared to the corresponding period of 2016. On the other hand, in LINE advertising, existing “messenger ads” such as Official Accounts continued to grow, and there was a significant increase of “performance ads” on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016, both contributing to increased revenues. In other sales, in addition to revenues from the LINE Friends service expanding primarily overseas, LINE Mobile, which was launched in September 2016, is steadily expanding.

As a result of the above, the Group recorded revenues during the first three months of 2017 of 38,916 million yen, a year-on-year increase of 16.3%, mainly due to increases in advertising sales, and LINE Friends service and LINE Mobile service in other sales. By service, revenues from communication increased by 5.0% to 8,067 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from content decreased by 12.0% to 10,441 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from others increased by 89.5% to 3,851 million yen in the first three months of 2017 compared to the first three months of 2016, revenues from LINE advertising increased 49.6% to 13,913 million yen in the first three months of 2017 compared to the first three months of 2016, and revenues from portal advertising increased by 2.8% to 2,644 million yen in the first three months of 2017 compared to the first three months of 2016.

Profit from operating activities
Profit from operating activities consists of revenues and other operating income reduced by operating expenses. Looking at operating expenses in the first three months of 2017, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses mainly due to system development for LINE Mobile, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to relocation of the headquarter offices, and an increase in other operating expenses due to the cost incurred for the relocation of the headquarter offices and a corresponding increase in rent payments. Accordingly, the Group recorded operating expenses of 35,221 million yen, a year-on-year increase of 22.4%.

As a result, for the first three months of 2017, the Group recorded profit from operating activities of 4,025 million yen, a year-on-year decrease of 24.6%.

Profit for the period from continuing operations
The Group recorded profit before tax for the period from continuing operations of 3,566 million yen in the first three months of 2017, a 13.9% decrease year on year, due in part to a decrease in profit from operating activities and an increase in share of loss of associates accounted for using the equity method, which were partially offset by the gain on sales of available-for-sale financial assets. Income tax expense decreased by 29.4% to 1,931 million yen for the first three months of 2017 compared to the first three months of 2016. On an after-tax basis, profit for the period from continuing operations was 1,635 million yen in the first three months of 2017, an increase of 16.3% year on year. The effective tax rate for the three-month period ended March 31, 2017 of 54.2% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 54.2% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

Profit for the period
Loss for the period from discontinued operations, which relate to the MixRadio business, for the first three months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 1,632 million yen in the first three months of 2017, compared to a loss of 234 million yen in the first three months of 2016. Profit for the period attributable to the shareholders of the Company was 1,437 million yen in the first three months of 2017, compared to a loss attributable to the shareholder of the Company of 122 million yen in the first three months of 2016.

(2)	Financial position
Regarding the financial position of the Group as of March 31, 2017, total assets of the Group increased by 2,174 million yen compared to the end of the previous fiscal year to 258,263 million yen, primarily due to a 4,317 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices. Total liabilities decreased by 2,380 million yen to 92,686 million yen as of March 31, 2017. The main factor of decrease was a 4,640 million yen decrease in income taxes payable due to tax payments, while the main factor of increase was a 2,210 million yen increase in non-current provisions, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices. Total shareholders’ equity increased by 4,554 million yen to 165,577 million yen as of March 31, 2017. These changes were primarily attributable to profit for the period of 1,632 million yen.

(3)	Forecast of consolidated financial results
Forecasts for the next quarter
The Group’s revenues for the first six months of fiscal year 2017 (January 1, 2017 to June 30, 2017) are expected to be higher compared to the corresponding period of 2016 driven by the steady growth of advertising. Specifically, in LINE advertising, growth in revenues is expected due to stable growth of messenger ads such as Official Accounts, and also the contribution to the revenues of performance ads from the feature newly added in February 2017, the News Tab in the LINE applications. With respect to content distribution, the Group expects to generate revenues steadily, mainly because the Group plans to update existing titles and implement marketing activities. In addition,  the Group expects stable revenues in communication as a result of executing measures geared toward seasons and events.
In the second quarter of fiscal year 2017 (April 1, 2017 to June 30, 2017), although increased operating expenses are expected following the expansion of services and marketing activities as well as investments in cloud AI “Clova,” the Group expects to continue the positive operating income trend.

2.	Interim Condensed Consolidated Financial Statements
(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2016	March 31, 2017
Assets
Current assets
Cash and cash equivalents	134,698	127,591
Trade and other receivables	28,167	31,873
Other financial assets, current	6,952	6,166
Inventories	961	1,400
Other current assets	3,929	4,685
Total current assets	174,707	171,715
Non-current assets
Property and equipment	9,029	13,346
Goodwill	3,400	3,400
Other intangible assets	1,851	1,604
Investments in associates and joint ventures	12,712	12,720
Other financial assets, non-current	35,715	37,604
Deferred tax assets	18,385	17,526
Other non-current assets	290	348
Total non-current assets	81,382	86,548
Total assets	256,089	258,263

Liabilities
Current liabilities
Trade and other payables	21,532	23,322
Other financial liabilities, current	24,497	25,030
Accrued expenses	9,049	7,872
Income tax payables	5,699	1,059
Advances received	11,286	12,104
Deferred revenue	9,739	9,714
Provisions, current	964	589
Other current liabilities	3,670	1,556
Total current liabilities	86,436	81,246
Non-current liabilities
Other financial liabilities, non-current	—	33
Deferred tax liabilities	1,161	1,217
Provisions, non-current	1,120	3,330
Post-employment benefits	6,204	6,806
Other non-current liabilities	145	54
Total non-current liabilities	8,630	11,440
Total liabilities	95,066	92,686

Shareholders’ equity
Share capital	77,856	79,353
Share premium	91,208	91,441
Accumulated deficit	(12,381)	(10,936)
Accumulated other comprehensive income	4,151	5,320
Equity attributable to the shareholders of the Company	160,834	165,178
Non-controlling interests	189	399
Total shareholders’ equity	161,023	165,577
Total liabilities and shareholders’ equity	256,089	258,263

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the three-month period ended March 31,
	2016	2017
Revenues and other operating income:
Revenues	33,456	38,916
Other operating income	660	330
Total revenues and other operating income	34,116	39,246

Operating expenses:
Payment processing and licensing expenses	(7,750)	(7,684)
Employee compensation expenses	(9,393)	(9,718)
Marketing expenses	(2,307)	(4,026)
Infrastructure and communication expenses	(1,782)	(2,142)
Authentication and other service expenses	(2,897)	(4,953)
Depreciation and amortization expenses	(968)	(1,476)
Other operating expenses	(3,681)	(5,222)
Total operating expenses	(28,778)	(35,221)
Profit from operating activities	5,338	4,025
Finance income	27	25
Finance costs	(24)	(6)
Share of loss of associates and joint ventures	(63)	(794)
Loss on foreign currency transactions, net	(569)	(362)
Other non-operating income	21	678
Other non-operating expenses	(587)	—
Profit before tax from continuing operations	4,143	3,566
Income tax expenses	(2,737)	(1,931)
Profit for the period from continuing operations	1,406	1,635
Loss from discontinued operations, net of tax	(1,640)	(3)
(Loss)/profit for the period	(234)	1,632

Attributable to:
The shareholders of the Company	(122)	1,437
Non-controlling interests	(112)	195

		(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholders of the Company	(0.70)	6.58
Diluted (loss)/profit for the period attributable to the shareholders of the Company	(0.63)	6.07
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	8.67	6.60
Diluted profit from continuing operations attributable to the shareholders of the Company	7.79	6.08
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(9.37)	(0.02)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(8.42)	(0.01)

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the three-month period ended March 31,
	2016	2017
(Loss)/profit for the period	(234)	1,632
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	(329)	1,241
Reclassification to profit or loss	264	(544)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period	(324)	698
Proportionate share of other comprehensive income of associates and joint ventures	(10)	(10)
Income tax relating to items that may be reclassified subsequently to profit or loss	(80)	(218)

Total other comprehensive income for the period, net of tax	(479)	1,167

Total comprehensive (loss)/income for the period, net of tax	(713)	2,799

Attributable to:
The shareholders of the Company	(620)	2,604
Non-controlling interests	(93)	195

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

								(In millions of yen)

	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2016	12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive (loss)/income
Loss for the period	—	—	(122)	—	—	—	(122)	(112)	(234)
Other comprehensive income	—	—	—	(528)	30	—	(498)	19	(479)
Total comprehensive (loss)/income for the period	—	—	(122)	(528)	30	—	(620)	(93)	(713)
Recognition of share-based payments	—	2,493	—	—	—	—	2,493	—	2,493
Forfeiture of stock option	—	(25)	25	—	—	—	—	—	—
Acquisition of subsidiary	—	—	—	—	—	—	—	(89)	(89)
Balance at March 31, 2016	12,596	21,451	(19,301)	(288)	6,947	(1,789)	19,616	(392)	19,224

								(In millions of yen)

	Equity attributable to the shareholders of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017	77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period	—	—	1,437	—	—	—	1,437	195	1,632
Other comprehensive income	—	—	—	699	468	—	1,167	0	1,167
Total comprehensive income for the period	—	—	1,437	699	468	—	2,604	195	2,799
Recognition of share-based payments	—	748	—	—	—	—	748	—	748
Forfeiture of stock options	—	(8)	8	—	—	—	—	—	—
Exercise of stock options	1,497	(461)	—	—	—	—	1,036	—	1,036
Acquisition of non- controlling interests	—	(46)	—	2	—	—	(44)	15	(29)
Balance at March 31, 2017	79,353	91,441	(10,936)	527	6,117	(1,324)	165,178	399	165,577

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited
Notes for going concern assumption
Not applicable.